CHINA INDUSTRIAL STEEL INC.
100 Wall Street, 11th Floor
New York, NY 10005

August 12, 2011

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Pamela Long

Re:         China Industrial Steel Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 30, 2011
File No. 333-172135

Dear Ms. Long:

We are responding to comments contained in the Staff letter, dated July 18, 2011, addressed to Mr. Delong Zhou, the Company’s Chief Financial Officer, with respect to the Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) of China Industrial Steel Inc. (the “Company”) filed on June 30, 2011.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Management's Discussion and Analysis . . . page 25

1. We note your response to comment nine of our letter dated May 19, 2011. It appears to us that your disclosure in the second sentence of the third paragraph on page 25 uses language related to accounting literature that has been superseded. If accurate, please revise your disclosure here and on pages 43, F-6 and F-33, regarding your determination that you have a controlling financial interest in a VIE, to use the current language in ASC 810-10-05-8A. Also, it appears to us that your current VIE structure may subject you to risks regarding the enforceability of contracts and potential non-performance by the VIE. Please address these and any other related risks in a risk factor that also addresses the potential impact of all such risks, including the potential for de-consolidation.

Response:

The Company will revise the Amendment No. 3 on Form S-1 of China Industrial Steel, Inc. (the “Filing”) on pages 43, F-6, and F-33 as follows:

The Entrusted Agreements empower CIS, through Northern and Nuosen, with the ability to control and substantially influence Hongri’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result of the Entrusted Agreements, which obligate CIS to absorb the majority of the risk of loss from Hongri and entitles CIS to receive a majority of its expected residual returns, and because CIS has the power to direct the activities of Hongri that most significantly impact Hongri’s economic performance, CIS, through its wholly-owned subsidiaries, accounts for Hongri as its Variable Interest Entity (“VIE”) under ASC 810-10-05-8A~~ASC 810-10-15-14~~. Accordingly, CIS consolidates Hongri’s operating results, assets and liabilities. ~~The management of the Company currently intends to either reinvest or retain all of the income granted by Hongri for strategic expansion purposes into the foreseeable future.~~

The Company will also add the following risk factors under the heading “Risks Related to Ownership of our Common Stock”:

The PRC government may determine that the Entrusted Management Agreement, Exclusive Option Agreement, and Covenant Letter (collectively, the “Entrusted Agreements”) are not in compliance with applicable PRC laws, rules and regulations, thereby rendering the Entrusted Agreements unenforceable and resulting in the deconsolidation of our VIE structure.

We manage and operate Handan Hongri Metallurgy Co., Ltd. (“Hongri”), our operating entity, through Nuosen (Handan) Trading Co. Ltd. (“Nuosen”) pursuant to the rights its holds under the Entrusted Agreements.  By virtue of the Entrusted Agreements, Hongri is a variable interest entity (“VIE”).  Almost all economic benefits and risks arising from Hongri’s operations are transferred to Nuosen under the Entrusted Agreements.  Details of the Entrusted Agreements are set out in “The Company – Corporate History”.

There are risks involved with the operation of our business in reliance on the Entrusted Agreements, including the risk that the Entrusted Agreements may be determined by PRC regulators or courts to be unenforceable, thereby resulting in the de-consolidation of our VIE structure. If the Entrusted Agreements were for any reason determined to be in breach of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such breach, including:

•	imposing economic penalties;
•	discontinuing or restricting the operations of Nuosen or Hongri;
•	imposing conditions or requirements with respect to the Entrusted Agreements with which Nuosen or Hongri may not be able to comply;
•	requiring the Company to restructure the relevant ownership structure or operations;
•	taking other regulatory or enforcement actions that could adversely affect our business; and
•	revoking the business licenses and/or the licenses or certificates of Hongri, and/or voiding the Entrusted Agreements.

Any of these actions could adversely affect our ability to manage, operate and gain the financial benefits of Hongri, which would have a material adverse impact on our business, financial condition and results of operations.

Our ability to manage and operate Hongri under the Entrusted Agreements may not be as effective as direct ownership, which may result in the potential non-performance by Hongri under the Entrusted Agreements.

We conduct our business in the PRC and generate virtually all of our revenues through the Entrusted Agreements. We depend on Hongri to hold and maintain contracts with our customers.  Our plans for future growth are based substantially on growing the operations of Hongri. However, the Entrusted Agreements may not be as effective in providing us with control over Hongri as direct ownership.

Neither CIS nor Nuosen has any ownership interest in Hongri, nor do we have business assets or revenue streams other than through our Entrusted Agreements with Hongri. Although we believe that the Entrusted Agreements are valid, binding and enforceable under current Chinese laws and regulations, these contractual arrangements may not be as effective in providing us with control over Hongri as direct ownership of Hongri would be. In addition, Hongri may breach the contractual arrangements. For example, Hongri may decide not to perform under the Entrusted Agreements by not making contractual payments to Nuosen, and consequently to CIS, in accordance with the existing contractual arrangements. In the event of any such breach, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) rely on legal remedies under PRC law, which we cannot be sure would be always effective in light of uncertainties in the Chinese legal system.

Therefore, if we are unable to effectively control Hongri, it may have an adverse effect on our ability to achieve our business objectives and grow our revenues.

As the Entrusted Agreements are governed by PRC law, we would be required to rely on PRC law to enforce our rights and remedies under them; PRC law may not provide us with the same rights and remedies as are available in contractual disputes governed by the law of other jurisdictions.

The Entrusted Agreements are governed by the PRC law and provide for the resolution of disputes through arbitral proceedings pursuant to PRC law. If Hongri or its shareholders fail to perform the obligations under the Entrusted Agreements, we would be required to resort to legal remedies available under PRC law, including seeking specific performance or injunctive relief, or claiming damages. We cannot ensure that such remedies would provide us with effective means of causing Hongri to meet its obligations, or recovering any losses or damages as a result of non-performance. Further, the legal environment in China is not as developed as in other jurisdictions. Uncertainties in the application of various laws, rules, regulations or policies in the PRC legal system could limit our ability to enforce the Entrusted Agreements and protect our interests.

Results of Operations For the Three Months Ended March 31, 2011 and 2010, page 27

2. We read your disclosure that you stopped manufacturing steel bars in 2011 due to lack of demand and low market prices. Please revise your discourse to discuss whether you expect this to be a long term change or whether you can begin producing steel bars, at will, when market conditions change. Also, please address and quantify whether you idled any assets, including if there was any impact on the valuation of such assets, as a result of these actions.

Response:
The Filing has been revised accordingly.

Steel bars are new products in 2010. The Company sold 0 and 13,239 tons of steel bars in 2011 and 2010, respectively. The Company temporarily stopped manufacturing steel bars in 2011 due to lack of demand and low market price of steel bars. The Company expects to restore the manufacture of steel bars as long as market conditions change. Although market conditions are difficult to predict, management’s indicators from the market are that they expect that the steel bar market will recover in the fourth quarter of 2011. It was estimated that replacement cost for steel bars production is higher than the original cost due to increased steel and labor prices under the current market conditions. Management believes that the temporarily idle production situation currently has no impact on the valuation of $21,707,732 net fixed assets in connection with the steel bars production at the moment and will continue to monitor market conditions prospectively.

3. We note your response to comment nine of our letter dated May 19, 2011, including your disclosures on pages 28 and 32, that percentage increases in cost of revenues were higher than increases in selling prices and negatively impacted gross profit margins in 2011 and 2010. Please expand your disclosures to address your expectations regarding the continuation of the negative trend in gross profit margins and to discuss any plans you intend to implement to address this trend.

Response:

The Filing has been revised accordingly.

Liquidity and Capital Resources, page 35

4. Please revise your disclosures to address the following:

•	Quantify the amount of restricted net assets that cannot be transferred to the US parent company;

•	Address how cash is transferred within the organization;

•	Address your intent to repurchase common stock, including the related party loan that will be necessary to implement the repurchases;

•	Address your intent to repay the related party loans when due, including the potential impact if you are unable to make such payments;

•	Quantify the amount of your planned capital expenditures for the upcoming fiscal year.

Response:

The Filing has been revised accordingly.

The cash flow generated from our operations has been and is expected to be sufficient to support our daily operations. However, it is not enough to support our expansion. The Company has relied on related parties in its early stage of development. The Company’s internal sources of liquidity will be loans that may be available to the Company from YBS Group, our parent company, and Hongrong. YBS Group and Hongrong had previously loaned the Company for the acquisition of equipment. On the other hand, the Company may advance cash surplus, if any, to our parent company or other related parties when needed. Those cash advances will be used as a credit and will offset the liabilities due to our parent company and other related parties.

The Company plans to add a new production line to produce a coated steel product, known as Galvalume, which is primarily used in the automotive and home appliance industries. To meet our further development needs, it is estimated that we need at least $80 million US dollars. Management believes that our available cash will not be sufficient to fund our expansion requirements and therefore, we will have to finance through the sale of our equity securities or borrow from bank loans when available.

Relevant PRC statutory laws and regulations permit payments of dividends by Hongri and Nuosen only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. PRC laws and regulations also require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as a reserve fund. As a result of these PRC laws and regulations, the Company is restricted in its ability to transfer a portion of its net assets in the form of dividends, loans or advances. The restricted portion totaled $6,530,869, $6,530,869, $6,530,869 at March 31, 2011, December 31, 2010 and 2009, respectively.

The Company currently intends to retain all earnings, if any, for use in business operations. We have no plans to repurchase our common stock, nor declare any dividends in the near future.

The Company will have obligations to pay expenses in connection with a public company listed in the US security market in US dollars, such as audit, legal, contracted CFO and other SEC filing related service fees. These service fees are usually wired to the Company’s US bank account or paid to vendors directly from China as satisfying such obligations, which is allowed under the current PRC regulations. Other than these service fees, the Company has no significant obligations outside of the PRC currently.

It is the intent of Management to accelerate repayments of equipment loans, which were due to the related parties, if surplus cash is available. However, if the Company were unable to pay these equipment loans to related parties, the Company would negotiate with such related parties to extend the repayment period and to reduce the current repayment amount.

Executive Compensation, page 74

Compensation Discussion and Analysis, page 74

5. We note your response to comment 24 of our letter dated May 19, 2011. Specifically, we note your disclosure that executive compensation is paid pursuant to each executive's compensation arrangement or understanding with the company. Please disclose the material terms of your arrangements with each of your executive officers.

Response:

We will revise the Filing under the heading “Compensation Discussion and Analysis” as follows:

Compensation Discussion and Analysis

We presently pay compensation to our Chief Executive Officer, Liu Shenghong, and our Chief Financial Officer,  Xialong Zhou, and our Chief Engineer and Manager, Plant Operations, Rutai Pan. We do not presently have a compensation committee. Our board of directors currently acts as our compensation committee. The board of directors has extensive executive level experience in other companies and brings a perspective of reasonableness to compensation matters with our Company. In addition, the board of directors compares executive compensation practices of similar companies at similar stages of development. For example, the compensation to executive officers in China varies depending on the size, profitability, development stage, and location of the company. Generally, compensation to executive officers in China ranges from RMB100,000 to over RMB1,000,000 per annum.  As we are a relatively young company in the PRC, the compensation to our named executive officers is comparable to other young companies because like other young companies, we have not yet developed our executive compensation arrangements. We intend to develop our compensation arrangements as the Company develops and our resources expand.

The objectives of our compensation program are as follows:

●	Reward performance that drives substantial increases in shareholder value, as evidenced through both future operating profits and increased market price of our common shares; and
●	Attract, hire and retain well-qualified executives.

Specific salary and bonus levels, as well as the amount and timing of equity incentive grants, are determined informally and judgmentally, on an individual-case basis, taking into consideration each executive's unique talents and experience as they relate to our needs. Currently, none of our executives have entered into written employment agreements with the Company. However, executive compensation is paid or granted pursuant to each executive's compensation arrangement or understanding with the Company. Currently, in consideration for Shenghong Liu’s, Xialong Zhou’s, and Rutai Pan’s services to the Company as Chief Executive Officer and Chief Operating Officer, Chief Financial Officer, and Chief Engineer and Manager, Plant Operations, respectively, Messrs. Liu, Zhou, and Pan are entitled to receive an annual salary of approximately $29,548, $48,750, and $29,548, respectively. The terms of Messrs. Liu’s, Zhou’s, and Pan’s employment with the Company shall continue on a year-to-year basis unless terminated by the other party. Compensation adjustments are made occasionally based on changes in an executive's level of responsibility or on changed local and specific executive employment market conditions.

Notes to Consolidated Financial Statements, page F-6

8. Obligations Under Capital Lease — Related Parties, page F-13

6. We note your response to comment 29 of our letter dated May 19, 2011. Please further explain how the amounts to be paid under the capitalized leases were determined, including why you believe this accounting results in no carryover cost-basis issues.

Response:

The Filing has been revised accordingly.

We negotiate all of our transactions with YBS and other affiliated entities (such as Hongrong) to obtain the best pricing available.  YBS has different management teams in place who run each company independently of each other.
In negotiating all of our leases with YBS or Hongrong, we have to consider our location in relation to all of the other YBS entities as part of the discussions.  In regard to the lease of the land, YBS has been consistent with the prices they receive from all of their affiliated companies as all the companies pay the same amount per square acre or per square meter (depending on the type of lease).  As with all land in China, YBS has a long term land use right with the local municipality and then sub-leases the land to all of its subsidiaries.

In regards to the leases of the buildings, we compared the price per square meter to similar building structures that YBS leases to other subsidiaries.  Typically, YBS tries to pass on their costs to the subsidiaries without having to subsidize their operations and they structure their leases without any significant profits built in.  Also, we benefit from operational cost savings from synergies created as a result of our proximity to our affiliates and the ability to receive our orders quickly and at a significant cost savings by using our local internal delivery mechanisms (such as trucks and a railroad on property).  Any contemplated move of our location to another location not as convenient to our affiliates, would have an adverse affect to our shipping costs which would substantially outweigh any savings we might generate from more favorable lease terms.

We account for all of our related party leases with YBS and our affiliates as capital leases under ASC 840 as we have concluded that YBS has the ability to extend the length of the terms of all of our leases whenever they see fit.  Therefore we have concluded all of the leases meet the requirement for capitalization of assets as the term is expected to be greater than 75% of the useful life of the asset.  We have calculated the value of the capitalized assets as the present value of all lease payments over the stated term using an estimated interest rate based on our bank borrowing rates.  Upon YBS extending any of our leases, we will re-calculate the value of the capitalized lease based on the renewed terms and record an additional asset upon the occurrence.

12. Related Party Transactions, page F-16

7. We note your response to comment 11 of our letter dated May 19, 2011, In light of the allocation of costs under the service agreement from a significant shareholder, please revise your disclosures here and on page F-41 to disclose: the allocation method used; management's assertion that the allocation method is reasonable; and management's estimate of what the expenses would have been on a stand-alone basis, similar to the disclosures required by SAB Topic 1:B.

Response:

The Filing has been revised accordingly.

YBS Group is a parent company. It provides various services to the subsidiary companies, such as market and industrial information, public relationship, various government agents’ relationship, coordination of recycling of byproducts among the subsidiaries and so on. YBS group charged a service fee based on its expenses and services and allocated to its subsidiary companies proportionally. The amount charged to each subsidiary company is varied each year. Commence on 2010, YBS Group charged 0.1% of current year revenue of Hongri. Management believes that 0.1% of revenue is a reasonable charge method. The services fees were $569,035, $289,500 and $561,971 in 2010, 2009 and 2008, respectively. Service fees consisted of management salaries, training, consultations, common areas charges and other fees. The Company estimated that service fee would be similar or little higher than current charged fees if the services had been provided by third parties.

Notes to the Condensed Consolidated Financial Statements (Unaudited), page F-33

16. Stockholders' Equity, page  F-46

8. We note your response to comment 31 of our letter dated May 19, 2011. It appears to us that the strike price of the warrants is expressed in US dollars but that the US dollar may not be your functional currency. Please explain to us your consideration of the provisions of ASC 815-40-15-71. If the functional currency of the parent company is the US dollar, please revise your accounting policy disclosures accordingly.

Response:

The Filing has been revised accordingly.

We have concluded our US parent company has a functional currency of the US $ and in reviewing all of the applicable terms of our warrant agreements with the applicable provisions of ASC 815-40-15, including ASC 815-40-15-7I, we have concluded there are no provisions within our agreements that would preclude equity classification.  We have also concluded that our functional currency is the same as the stated currency of the warrant agreements and therefore we have concluded these instruments are not dual-indexed.

Recent Sales of Unregistered Securities, page 87

9. We note your response to comment 30 of our letter dated May 19, 2011, and we reissue the comment. On page 87, you still reference your "sole director." Other disclosures in your registration statement indicate that you have five directors. Please revise your disclosures as appropriate, including in the "Directors, Executive Officers, Promoters and Control Persons" section, to clarify who is a director of the company and how long each director has held that position. In providing this disclosure, please clarify whether any of your current directors became directors of your company only after execution of the Entrustment Agreements.

Response:

We will revise the section in the Filing entitled, “Recent Sales of Unregistered Securities” as follows:

The following sets forth sales by the Company within the past three years of unregistered securities:

On July 1, 2010, our then sole director ~~of CIS~~ approved a resolution to issue 25,000 shares of common stock to its then sole director, Mr. Frank J. Pena, in consideration for his services, for an aggregate amount of $2.50.

On July 1, 2010, our then sole director ~~of CIS~~ approved a resolution to issue 25,000 shares of common stock to its Chief Financial Officer Mr. Xiaolong Zhou, in consideration for his services, for an aggregate amount of $2.50.

On July 1, 2010, our then sole director ~~of CIS~~ approved a resolution to issue 10, 000 shares to Mr. Mark Cohen in consideration for his services, for an aggregate amount of $1.00.

On July 1, 2010, our then sole director ~~of CIS~~ approved the resolution to execute the Corporate Finance Advisory Service Agreement with Friedland Capital USA Inc. (“Friedland”). Pursuant to the terms of the Agreement, the Company issued 9,325,044 shares of common stock to the designees of Friedland for a consideration totaled $1,902. The shares issued to Friedland were valued at $375,000 in total, which was based on the fair value of the services provided by Friedland. This fair value was determined to be more reliable than the equity interests due to the early status in the Company’s lifecycle. The fair value was capitalized in the accompanying balance sheet and expensed in the statement of operation in 2010, the period the Friedland fulfilled its services.

Additionally, we will revise the section in the Filing entitled “Directors, Executive Officers, Promoters and Control Persons” as follows:

The following are our officers and directors as of the date of this prospectus. Some of our officers and directors are residents of the PRC and, therefore, it may be difficult for investors to effect service of process within the U.S. upon them or to enforce judgments against them obtained from the U.S. courts.

Directors and Executive Officers of China Industrial Steel:

Name	Position	Age

Liu Shenghong	Chairman of Board, Chief Executive Officer and Chief Operating Officer	48

Xiaolong Zhou	Chief Financial Officer	59

Pan Rutai	Chief Engineer and Manager, Plant Operations	47

Frank J. Pena	Director	52

Liu Beifang	Director	72

Liu Fengye	Director	53

Liu Jihnghe	Director	55

Liu Shenghong Mr. Liu, our Chief Executive Officer and Chief Operating Officer, and Chairman of the Board of Directors, brings 20 years of expertise in ferrous metallurgy to the Company.  He has been serving as Chairman of the Board of Directors since August 2010, and became a director after the execution of the Entrustment Agreements. He has been with the Company (and/or its parent the Yuanbaoshan Group) since 1988, where he first served as the Deputy Plant Chief, then was promoted to Deputy General Manager of the Yuanbaoshan Group in 1993, where he helped increase the company’s assets from 10 million RMB to 150 million.  From 1999 to 2007, he served as the Group General Manager, where he was instrumental in increasing sales to 4.8 billion RMB, with profits of 500 million RMB.  In 2007 he became Chairman and General Manager of, Handan Hongri Metallurgy Co., Ltd.  Mr. Liu , graduated from Hebei Tangshan Project Technology Institute in 1987.

 Mr. Xiaolong Zhou was appointed as our Chief Financial Officer in February 2010. He had been a senior accountant in Liss Okou Goldstein Okun and Tancer CPA'S P.C. in Great Neck, New York for the prior nine years. He is a certified public accountant, registered in the state of New York, a member of American Institute of Certified Public Accountants, and a member of New York State Society of Certified Public Accountants. Mr. Zhou obtained an M.B.A. in accountancy degree from Baruch College of CUNY and an M.A. in economics degree from City College of CUNY. He obtained a B.A. in economics degree from Fudan University, Shanghai, China.

Pan Rutai Mr. Pan joined the Yuanbaoshan Industry Group as Production Chief of the cement division in 1983.  In 1989 he joined the Company as Deputy Director of Production, a position he held for 10 years.  From 2000 to 2006, he served as Factory Manager of the Company’s iron to steel production facility.  In 2007 he was promoted to his current position as Chief Engineer and Manager of the Company, where he has been extremely instrumental in increasing the efficiency of the operation and reducing the energy consumption.

Frank J. Pena, our director since March 2010, has spent over 27 years in the financial services arena primarily in banking, brokerage and consulting. Mr. Pena has worked on hundreds of transactions in the real estate and distressed asset arena totaling over $1.5 billion as well as raising significant equity and debt capital for both public and private companies.  From January 2000 to the present day, Mr. Pena has been the Principal of Winthorp Capital Group, a boutique advisory firm that works with public and private companies in raising equity and debt capital.  Prior to forming Winthorp Capital Group, Mr. Pena was the Director of Sales & Marketing for the Breen Capital Group from May 1996 to December 1999.  From October 1988 until May 1996, Mr. Pena was a Vice President of First Fidelity Bank (subsequently acquired by First Union National Bank and today known as Wachovia Bank), where he was pivotal in creating First Fidelity's Municipal Tax Lien business. Mr. Pena has a BS degree from Kean University in Management Science. Mr. Pena is fluent in English and Spanish.

Liu Fengye, our director since August 2010, after the execution of the Entrustment Agreements, is a junior college level, party member, acted as the president of the Economics and Trade Company of Wu’an Yuanbaoshan Industrial Group from 1978 to 1995. She also served as the president of YIN SHENG Economics and Trade Company of WU’AN City from 1996 to 2006. Since 2007, Mrs. Liu has held a post of member of the board of Handan Hongri Metallurgy Co., Ltd. Enthusiastic and decisive, she is one of the best in our Group, who participated in many substantial jobs and won a reputation for us.

Liu Jinghe, our director since August 2010, after the execution of the Entrustment Agreements, is a junior college level, party member, is the vice president of Handan Hongri Metallurgy Co., Ltd. He served in military from 1974 to 1978. From 1983 to 1989, he acted as the manager of the Secondary Cement Factory of YUANBAOSHAN in WU’AN City and as the manager of the First Cement Factory of  Wu’an Yuanbaoshan from 1990 to 1999. Since 2000, he has been the Vice President of Yuanbaoshan Industrial Group. The 20 years professional history ensured him having more practical experiences, which covers market positioning and market model of steel and iron industry. Possessing abundant experiences and updated concepts, he is precisely one of the talents our enterprise needs for healthy development.

Lie Beifang, our director since August 2010, after the execution of the Entrustment Agreements, joined the Yuanbaoshan Industry Group as General Manger in 1989, In 1999 he Joined the company as President, a position he held for 11 years. From 2007 till now, he served as member of board of directors of Handan Hongri Metallurgy Co., Ltd., He has more than 25 years of management experience in iron industries.

10. We note your response to comment 33 of our letter dated May 19, 2011, and we reissue the comment. We note that all of the shares issued on July 1, 2010 were issued in consideration for services. Please tell us why you valued the shares issued to Friedland Capital USA Inc. differently than the shares issued to the other investors who purchased shares on July 1, 2010.

Response:

The shares issued to Friedland Capital USA Inc. (“Friedland”) were inadvertently valued differently than the shares issued to other investors who purchased shares on July 1, 2010. During the consummation of the issuance to Friedland, the Company received payments for shares at $.002 per share from shareholders who mistakenly paid $.0002 per share instead of the correct amount of $.0001 per share.  Since the Company viewed this discrepancy in amount as immaterial, rather than having to return funds, prepare revised documents including corporate resolutions, and re-consummate the issuance, the Company decided to just have the shareholders who paid $.0002 actually pay that amount for their shares.

The Company acknowledges that that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Liu Shenghong
Delong Zhou
Chief Financial Officer